WITHDRAWAL OF FORM SB-2 OF
ALVIERO MARTINI WORLDWIDE, LTD.
99 Derby Street
Suite 200
Hingham, MA 02043
(781) 556-1044
(781) 556-1045 Fax

1933 Act Rule 477
1933 Act File No. 333-100606

July 28, 2004

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Withdrawal of Registration Statement on Form SB-2 of
Alviero Martini Worldwide, Ltd.;
Accession No. 0001089355-02-000608;
File No. 333-100606

Ladies and Gentlemen:

        In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Alviero Martini Worldwide, Ltd. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form SB-2, as filed with the Commission via EDGAR on October 1, 2002, at 16:55 (Registration No. 333-100606; Accession No. 0001089355-02-000608) (the “Registration Statement”).

        The Registration Statement relates to the distribution of shares to the shareholders of Innovation International. This request is being made after after a determination not to proceed with the proposed distribution.

        The Registration Statement is not yet effective; therefore, no securities were distributed in connection with the offering. It is our opinion the withdrawal of this Registration Statement would be consistent with the public interest and the protection of investors.

        Accordingly, we request that an order granting the withdrawal of this Registration Statement be deemed granted by the Commission immediately.

        We appreciate your prompt attention to this matter. If you have any questions regarding the foregoing application for withdrawal, please contact Charles B. Jarrett, Jr., Esq. of Griffith, McCague and Wallace at (412) 803-3690.

                                                Very truly yours,

                                                 /s/ Frank G. Wright
                                                 Frank G.Wright
                                                 President